EXHIBIT (a)(5)(C)

Avantair, Inc. Announces Filing of Amendment to Registration Statement Covering Warrants

Avantair Announces Filing of Form TO with Respect to
Warrant Retirement Program

Clearwater, Florida (June 17, 2008) - Avantair, Inc. (OTCBB: AAIR, AAIRW, AAIRU) (“the Company”), the only publicly traded stand-alone fractional operator and the sole provider of fractional shares in the Avanti P.180 aircraft, today announced that the Company has filed with the U.S. Securities and Exchange Commission (“SEC”) a post-effective amendment on Form S-3 to the Company’s Registration Statement on Form S-1 (No. 333-121028). Upon effectiveness of the amendment, the registration statement will be available for the issuance of shares of common stock upon exercise of the Company’s outstanding publicly traded warrants.

Avantair also announced that it has approved a warrant retirement program. Pursuant to the program, the Company will offer the holders of its 13,800,000 publicly traded warrants the opportunity to exercise those warrants on amended terms for a limited time. The Company is modifying the 13,800,000 warrants to reduce the per-share exercise price from $5.00 to $3.00. In addition, for each warrant exercised by a holder at the reduced exercise price, the holder will have the option to engage in a cashless exercise by exchanging ten additional warrants for one additional share of common stock. Warrants tendered for cashless exercise may only be tendered in groups of ten and no fractional shares will be issued for odd lots of nine or less. For example, a holder of 100 warrants who wishes to take maximum advantage of the cashless exercise feature will exercise nine warrants in a cash exercise, thereby receiving nine shares of common stock and becoming eligible to tender up to 90 warrants in a cashless exercise. The holder will tender the 90 warrants in a cashless exercise and receive nine additional shares of common stock. The one remaining warrant would only be exercisable on a cash basis. In connection with the warrant retirement program the Company filed a Tender Offer Statement on Schedule TO and related documents with the SEC.

The Company will open the warrant retirement program to warrant holders as soon as practicable after the amendment on Form S-3 is declared effective and the Form TO and related documents have been cleared by the SEC. The Company will issue a further press release announcing the commencement of the warrant retirement program and the time period during which warrant holders will be entitled to participate. To participate, holders of warrants will be required to tender such warrants prior to the expiration of the warrant retirement program period. Tenders of existing warrants may be withdrawn at anytime on or prior to the expiration of the period. Withdrawn warrants will be returned to the holder in accordance with the terms of the program. Upon termination of the program, the original terms of the warrants will be reinstituted, the exercise price will revert to $5.00 and the warrants will expire on February 23, 2009, unless earlier redeemed according to their original terms.

The Company established the reduced exercise price of $3.00 per share, with the corresponding cashless exercise option, in an effort to induce the exercise of a substantial number of the publicly traded warrants. The Company believes that its stockholders will derive three primary benefits from the warrant transaction: raising additional capital to fund its growth, the simplification of its capital structure and the reduction in the overhang of the publicly traded warrants on its common stock. The Company also believes that an increase in the number of outstanding shares of common stock resulting from the exercise of warrants will provide greater liquidity for its common stock.

The Company will offer to its directors and executive officers who own publicly traded warrants the opportunity to exercise those warrants on the same terms as any other holder of the warrants. The Company believes that these directors and executive officers intend to exercise all of their warrants, taking full advantage of the cashless exercise feature. Collectively, the directors and officers of the Company own 499,626 of the publicly traded warrants.

Investors are urged to read the following documents when filed with the SEC, as they may be amended from time to time, relating to the offer as they contain important information: (1) the Schedule TO and related Offer Letter; (2) the Registration Statement on Form S-1 (No. 333-121028), as amended on Form S-3, (3) the preliminary and final prospectus relating to shares issuable upon exercise of the warrants prospectus; and (4) the Company’s other reports filed with the SEC for general Company information. These and any other documents relating to the offer, when they are filed with the SEC, may be obtained at the SEC’s website at http://www.sec.gov, or from the Information Agent as noted above. This press release itself is not intended to constitute an offer or solicitation to buy or exchange securities in the Company, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Company’s Board of Directors has approved the warrant retirement program. However, neither the Company nor any of its directors, officers or employees makes any recommendation as to whether to exercise warrants. Each holder of warrants must make its own decision as to whether to exercise some or all of its warrants.

The information above does not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in the Company.

About Avantair, Inc.

Avantair, with operations in 5 states and approximately 300 employees, offers private travel solutions for individuals and companies at a fraction of the cost of whole aircraft ownership. Headquartered in Clearwater, FL, the Company is the sole North American provider of fractional aircraft shares in the Piaggio Avanti P.180 aircraft. Avantair is the fifth largest company in the North American fractional aircraft industry and the only publicly traded stand-alone fractional operator. The Company currently manages a fleet of 49 aircraft, with another 60 Piaggio Avanti IIs on order through 2013. For more information about Avantair, please visit: http://www.avantair.com.

Cautionary Statement About Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Avantair’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Avantair’s filings with the SEC, accessible on the SEC's website at http://www.sec.gov, discuss these risks and uncertainties in more detail and identify additional factors that can affect forward-looking statements.

Contact

Lesley Snyder
The Piacente Group
212-481-2050
lesley@thepiacentegroup.com